

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECT. 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-367

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE L.S.STARRETT COMPANY 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office: THE L.S.STARRETT COMPANY, 121 CRESCENT STREET, ATHOL, MASSACHUSETTS 01331-1915

CONTENTS



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE L.S.STARRETT COMPANY 401(k) SAVINGS PLAN
(Name of Plan)

MAY 31, 2005
(date)

Roger U. Wellington Jr., Vice President
The L.S. Starrett Company

THE L. S. STARRETT COMPANY
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

BOLLUS LYNCH
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Trustees of The L. S. Starrett Company
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The L. S. Starrett Company 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on theses financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2004 and 2003, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of or for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (ERISA) of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bollus Lynch, LLP

Worcester, Massachusetts
May 5, 2005

10 MECHANIC STREET
WORCESTER, MA 01608
P - 508.755.7107

BOLLUS LYNCH, LLP
INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

70 CENTER STREET
PORTLAND, ME 04101
P - 207.347.5201

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Investments, at fair value:		
The L. S. Starrett Company common stock fund	$ 12,957,927	$ 11,284,103
Mutual funds	4,709,318	3,457,057
Participant notes receivable	817,894	739,185
Total investments	18,485,139	15,480,345
Employee contributions receivable	-	11,746
Cash	10,000	10,000
Total assets	18,495,139	15,502,091
Liabilities		
Due to the L. S. Starrett Company	10,000	10,000
Total liabilities	10,000	10,000
Net assets available for benefits	$ 18,485,139	$ 15,492,091

See accompanying notes to financial statements.

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 2,642,714
Interest and dividends	378,293
	3,021,007
Contributions:	
Employer	233,599
Participants	1,181,556
	1,415,155
Total additions	4,436,162
Deductions from net assets attributed to:	
Benefits paid to participants	1,443,114
Total deductions	1,443,114
Net increase	2,993,048
Net assets available for plan benefits:	
Beginning of year	15,492,091
End of year	$ 18,485,139

See accompanying notes to financial statements.

1 - DESCRIPTION OF THE PLAN

The following description of The L. S. Starrett Company 401(k) Savings Plan (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General Information

The purpose of the Plan, established on March 1, 1986, is to encourage participants to save for retirement. Any employee who has attained the age of 18 and has completed six months of employment is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Northeastern Retirement Services serves as the recordkeeper.

Contributions

Each year, participants may contribute up to the lesser of 50 percent of pretax annual compensation or an amount indexed for inflation ($13,000 for 2004) in accordance with the Internal Revenue Code, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and a Company stock fund as investment options for participants. The Company makes matching contributions of a one-third share of Company stock on all current contributions up to 5% of eligible wages, regardless of what the participant contributions are invested in.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based upon the earliest of (a) completion of a three year period of service, (b) attainment of age 65 while an employee, or (c) the Participant is affected by a termination or partial termination of the Plan.

Participant loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00% to 9.00%, which are commensurate with local prevailing rates as established and determined by the trustees. Principal and interest is paid ratably through payroll deductions. All loans must be repaid within five years.

1 - DESCRIPTION OF THE PLAN (Continued)

Payment of benefits

The Plan provides for a normal retirement benefit to be paid to participants who have reached the age of 59½ or, in the case of early retirement, age 55 with five years of service. If the participant's service with the Company terminates other than by reason of retirement, the participant will receive his or her distribution as soon as possible following termination of employment.

Distributions will be made in a lump sum, provided that no single-sum payment may be made without the participant's consent before his or her normal or early retirement age if such payment would be in excess of $5,000.

Forfeitures

In the event a participant receives a distribution, all amounts held in the participant's company account which are not vested shall be forfeited by such participant and applied to reduce subsequent matching company contributions.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. in accordance with accounting principles generally accepted in the United States of America.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value based on quoted market prices. Participant notes receivable are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Plan expenses

The Company pays all expenses except those of the independent recordkeeper, which approximates $60,000 per year.

3 - INVESTMENTS

Investments, as of December 31 are as follows. Individual investments which represent 5% or more of the Plan's net assets available for benefits are separately identified.

	2004	2003
The L. S. Starrett Company stock fund	$ 12,957,927	$ 11,284,103
Mutual funds		
American Balanced Fund	1,076,133	766,431
American Growth Fund	1,014,147	751,020
Other mutual funds	2,619,038	1,939,606
Participant notes receivable	817,894	739,185
	$ 18,485,139	$ 15,480,345

Effective April 1, 2003, in order to facilitate open market stock transactions, the Plan's Company stock was unitized in a fund (SCX Fund) with a target balance of 90% to 95% Company stock and 10% to 5% money market funds. The Company has the right of first refusal on stock transactions initiated by the SCX Fund. As of December 31, 2004, the SCX Fund consists of Company stock of $12,208,919 and cash and cash equivalents of $749,008.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value as follows:

The L. S. Starrett Company common stock	$ 2,372,518
Mutual funds	270,196
	$ 2,642,714

4 - RELATED PARTY TRANSACTIONS

As of December 31, 2004 and 2003, the Plan held 578,896 shares and 651,896 shares of Class A common stock, respectively, and 13,770 shares of Class B common stock of the Company. The Class A shares had fair values of $11,925,258 and $10,723,689 as of December 31, 2004 and 2003, respectively. The Class B shares had fair values of $283,661 and $226,517 as of December 31, 2004 and 2003, respectively.

5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter in April 15, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8 - TRUSTEE

The trustee of the Plan as of December 31, 2004 is Circle Trust Company.

SUPPLEMENTAL SCHEDULES

Schedule 1

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	The L. S. Starrett Company	The L. S. Starrett Company common stock - 578,896 Class A and 13,770 Class B shares	$13,642,477	$12,208,919
	US Treasury Fund of America	749,008 shares of money market fund	749,008	749,008
*	Participant notes receivable	Loans to participants with interest rates ranging from 4.00% to 9.00%	817,894	817,894
	Mutual Funds			
	Cash Management Trust of America	534,414 mutual fund shares	534,414	534,414
	The Bond Fund of America	32,204 mutual fund shares	425,782	439,586
	American Balanced Fund	59,785 mutual fund shares	984,329	1,076,133
	Investment Company of America	18,033 mutual fund shares	498,058	554,522
	Growth Fund of America	37,040 mutual fund shares	843,743	1,014,147
	New Perspective Fund	8,967 mutual fund shares	215,899	248,558
	Small Cap World Fund - A	11,090 mutual fund shares	287,880	346,006
	Vanguard 500 Index	4,442 mutual fund shares	438,816	495,954
	Total		$19,438,300	$18,485,139

* Represents a party-in-interest

See accompanying independent auditors' report.

Schedule 2

THE L. S. STARRETT COMPANY
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2004

(a) Identity of Party Involved	Transactions	Shares	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Series of Transactions								
* The L. S. Starrett Company	Sale	73,000	Class A	-	1,123,759	1,723,895	1,123,759	(600,136)

* Represents a party-in-interest

See accompanying independent auditors' report.

CONSENT OF INDEPENDENT ACCOUNTANTS

The L.S. Starrett Company

The L.S. Starrett Company 401(k) Savings Plan

We hereby consent to the incorporation by reference in Form S-8 Registration Statement No 333-104123 of our report dated May 5, 2005 which appears in your Annual Report on Form 11-K of The L.S. Starrett Company 401(k) Savings Plan for the fiscal year ended December 31, 2004.

Ballus Lynch, LLP

Worcester, MA
May 5, 2005